UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                         Synbiotics Corporation
_________________________________________________________________
                           (Name of Issuer)

                       Common Stock, no par value
________________________________________________________________
                     (Title of Class of Securities)

                              87156610
________________________________________________________________
                           (CUSIP Number)

     Roger A. Keller, 7733 Forsyth Blvd., St. Louis, MO 63105
                           (314) 854-5244
_________________________________________________________________
            (Name, Address and Telephone No. Of Person
         Authorized to Receive Notices and Communications)

                            July 22, 1997
________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP No. 87156610                                    Page 2 of 4
___________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Mallinckrodt Inc. 36-1263901
__________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                        (b) / /
       N/A
__________________________________________________________________

3.  SEC USE ONLY
__________________________________________________________________
4.  SOURCE OF FUNDS
       00
__________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       N/A                                                  / /
__________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
__________________________________________________________________
               7.     SOLE VOTING POWER
  NUMBER OF           465,639
   SHARES      __________________________________________________
BENEFICIALLY   8.     SHARED VOTING POWER
 OWNED BY             N/A
   EACH        __________________________________________________
 REPORTING     9.     SOLE DISPOSITIVE POWER
   PERSON             465,639
    WITH       __________________________________________________
               10.    SHARED DISPOSITIVE POWER
                      N/A
__________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        465,639
__________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         / /
        N/A
__________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.3%
__________________________________________________________________
14.  TYPE OF REPORTING PERSON
        CO
__________________________________________________________________

Item 1.  Security and Issuer.
-----------------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of Synbiotics Corporation, a California corporation (the "Issuer"), whose executive offices are located at 11011 Via
Frontera Drive, San Diego, CA 92127.

CUSIP No. 87156610                                   Page 3 of 4

Item 2.  Identity and Background.
---------------------------------

     Mallinckrodt Inc. is a New York corporation ("Mallinckrodt") whose principal business is the production and sale of specialty pharmaceutical and highly selected specialty industrial chemicals; and the production and sale of human health products in the fields of cardiology, radiology, anesthesiology, nuclear medicine and critical care. Mallinckrodt's principal office is located at 7733 Forsyth Boulevard, St. Louis, Missouri 63105.

     During the last five years, neither Mallinckrodt nor any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Mallinckrodt nor any of its executive officers, directors or controlling persons has been and is not now (a) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     No change from information in Mallinckrodt's prior filings on
Schedule 13D with respect to the Common Stock.

Item 4.  Purpose of Transaction.
--------------------------------

     No change from information in Mallinckrodt's prior filings on
Schedule 13D with respect to the Common Stock.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) Mallinckrodt beneficially owns an aggregate of 465,639 shares of Common Stock of the Issuer, representing approximately 6.3% of the issued and outstanding shares of the Common Stock.

(b) Mallinckrodt has voting and dispositive power with respect to 465,639 shares of the Common Stock.

(c) Mallinckrodt engaged in the following sales of the Common Stock in the past 60 day period ending on July 22, 1997:
     Date               Shares           Price      Where
July 1, 1997             1,000           4.000     Open market
July 2, 1997             1,000           4.000       "    "
July 3, 1997             1,000           4.250       "    "
July 7, 1997             1,000           4.000       "    "
July 8, 1997             1,000           4.000       "    "
July 9, 1997             1,000           4.000       "    "
July 10, 1997            1,000           4.250       "    "
July 11, 1997            1,000           4.250       "    "
July 14, 1997              800           4.250       "    "
July 14, 1997              200           4.375       "    "
July 15, 1997            1,000           4.250       "    "
July 16, 1997            1,000           4.063       "    "
July 17, 1997            1,000           4.000       "    "
July 18, 1997            1,000           4.063       "    "
July 21, 1997            1,000           4.125       "    "
July 22, 1997            1,000           4.250       "    "

(d) Mallinckrodt has the right to receive dividends from or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
-----------------------------------------------------------------

     No change from information contained in Mallinckrodt's prior filings on Schedule 13d with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     No change from exhibits filed with Mallinckrodt's prior filings on
Schedule 13D with respect to the Common Stock.

                           Signature
                           ---------
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 15, 1997

                       MALLINCKRODT INC., a New York corporation



                       By:____________________________
                       Name: Roger A. Keller
                       Title: Vice President, Secretary & General
                              Counsel